Exhibit 1

VOCE CAPITAL SENDS LETTER TO FBR SHAREHOLDERS OUTLINING URGENT NEED FOR BOARD CHANGE

Sees Massive Failure at FBR to Satisfy Key Performance Measures and Create Value for Shareholders

Reveals FBR Insiders’ Conflicting Interests and Creeping Efforts to Gain Control of the Company at the Expense of Other Shareholders

Believes Voce’s Three Independent, Highly Qualified Nominees Have the Right Experience to Serve as Constructive Change Agents at FBR

San Francisco, CA (May 16, 2016) – Voce Capital Management LLC (“Voce”), which along with its nominees owns 5.2% of FBR & Co. (Nasdaq: FBRC) (“FBR” or the “Company”) and is the Company’s third-largest shareholder, today mailed its definitive proxy statement and sent a letter to FBR shareholders detailing the compelling need for change at the Company, given what it sees as severe underperformance and a lack of effective Board oversight. The full text of Voce’s letter to shareholders can be found here.

Voce issued the following statement in connection with the sending of its shareholder letter:

“We invested in FBR because we believe it is a highly differentiated firm with unique brand equity that was once the dominant, go-to investment bank for strategic capital raising in financial institutions, real estate and energy. As The New York Times wrote last month, ‘FBR was once a big success, but its glory days seemed to have faded with the departure over time of its three founders.’ Apparently unsatisfied to steward the FBR legacy which it played no role in creating but which it was generously bequeathed, the current leadership has attempted to diversify into highly competitive sectors, such as healthcare and technology, where we dispute whether it has the talent or resources to ever succeed. Furthermore, by our analysis its efforts to enter principal investing, using shareholder capital, have consistently failed. As a result, FBR’s stock is worth less now than when current management was appointed at the beginning of 2009.1

Especially worrisome is that we believe management is trying to disenfranchise FBR shareholders through a scheme of creeping control, driven by the twin effects of large equity grants to insiders and the voracious repurchase of shares held by the public (funded with shareholder capital). We believe this process is transferring control of FBR to insiders while marginalizing FBR’s common shareholders.

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1 All market data is as of FBR’s closing price of $17.94 on Friday, March 18, 2016, the last trading day before Voce issued its first public statement about FBR and announced its intention to nominate Directors at this year’s Annual Meeting.

FBR’s Annual Meeting of Shareholders is scheduled for June 14, 2016, and we believe the Company’s future is at stake. As a long-term owner of FBR we have never sold a share of stock, and we are firmly committed to creating increased value for all FBR shareholders. We ask our fellow shareholders to help elect our three highly qualified nominees – Jarl Berntzen, Michael J. McConnell and J. Daniel Plants – by executing and returning the BLUE proxy card.”

In its letter to shareholders, Voce outlines the following rationale for change at FBR:

•	FBR’s financial and operating performance has been a dismal failure, even by its own measures.

o	Voce believes that FBR has failed to satisfy nearly every one of its own performance metrics, such as revenue per head and return on equity, and has badly lagged its hand-selected peer sets.
o

Notwithstanding its boasts to shareholders that it could grow revenues even with “declining industry volumes” and “challenging” conditions, FBR has posted an annualized revenue decline of -2% over the past five years.

o	Voce believes FBR’s stock has lagged its peers and the indices for many years.

•	Board change at FBR is warranted, essential and urgent.

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Voce holds FBR’s Board accountable for the Company’s failings, including the endorsement of its ill-advised diversification strategy, the approval of its errant capital allocation choices and the incentivization of these actions through excessive and misaligned compensation.

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Voce does not believe that FBR’s Board is truly independent of management as at least six of the seven “independent” Directors have long-standing ties to Chairman and CEO Richard Hendrix, and to the Company, that precede their tenure as members of the Board.

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Furthermore, Voce believes that FBR’s management and Board are attempting to disenfranchise FBR shareholders through a scheme of creeping control. When present management assumed its duties on January 1, 2009, current insiders owned approximately 0.8% of FBR’s shares outstanding. As of December 31, 2015 that number had grown steadily to approximately 13.3%. What’s more, FBR has repeatedly stated in its investor presentations that it is “targeting inside ownership for [sic] 30%” and that it believes this will “be achievable over the next two years.”

o

FBR’s performance failures and destruction of shareholder value have been compounded by the Board’s blithe willingness to reward management for appallingly poor results, in Voce’s view, awarding Mr. Hendrix $23 million in compensation during his seven-year tenure as CEO even as revenues have plummeted 38%.

o

Voce believes shareholders are entitled to a full explanation of Lead Director Arthur Reimers’ potentially conflicting loyalties: to FBR’s shareholders, as a Director, and to Crestview Partners (“Crestview”), a private equity firm founded by his former partners in which he was an investor and of which FBR was an affiliate for seven of his nine years on the Board. While Mr. Reimers served on FBR’s Board, through a complex set of arrangements and ongoing negotiations FBR paid Crestview millions of dollars in fees, issued Crestview equity and options and subsequently repurchased a majority of Crestview’s stake. However, we can find no disclosure from either FBR or Mr. Reimers of his economic investment in FBR through the Crestview vehicle or any disclosure of the role he played as an FBR Director in the negotiations with Crestview.

•	FBR’s Board and Management have not acted in good faith.

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Immediately following a meeting Voce had on August 4, 2015 with FBR’s CEO and CFO to better understand its capital allocation policies, the Company issued a detailed presentation on returning capital to shareholders, though it had not mentioned this highly relevant presentation at all during the meeting.

o	Mr. Reimers only agreed to meet with Voce after extensive negotiation, and even then refused to answer basic questions such as whether he believed the Company’s stock was undervalued.
o

Voce’s attempts to meet with FBR’s General Counsel to better understand its corporate governance and Mr. Reimers’ role in the Crestview transactions were foiled by Mr. Hendrix, who prevented this meeting from occurring because Voce wouldn’t submit its questions to Mr. Hendrix in advance.

o

Following a phone call between Voce and Mr. Hendrix, in which he committed to provide a substantive response to Voce’s concerns around the deployment of excess capital and not undertake other reactive corporate actions, the Company without warning announced the appointment of a new Director and, as part of its third quarter 2015 results, failed to explain how it intended to redeploy capital obtained by a partial redemption of investments in the Principal Investing Unit.

o	Voce made multiple attempts to engage in confidential settlement discussions with FBR but has been repeatedly rebuffed.
o	FBR has refused to provide any response to Voce’s comprehensive White- Paper or any of its other substantive, analytical criticisms of the Company’s strategy, performance and leadership.

•	Voce believes significant value-creation opportunities exist for FBR, but the right leadership and incentives will be required to capture them.

o	Voce would like to see FBR’s entire business realigned around its traditional areas of expertise: financial institutions, real estate and energy.
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FBR’s long-term inability to build its advisory business, despite its recognition of this as a meaningful opportunity and its acknowledgment that it has failed to do so, is inexcusable and must be remedied, in Voce’s view.

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Voce believes its three highly qualified Director nominees – Jarl Berntzen, Michael J. McConnell and J. Daniel Plants – bring the right collective mix of investment banking, finance, strategy, capital allocation, corporate governance and operational experience to help lead the Board through this crucial transition. They will seek to refocus FBR on its historic core industry sectors, significantly reduce expenses and pursue higher margin advisory services, while reasserting appropriate corporate governance and oversight at the Company.

o	Voces asks fellow shareholders to help elect these three highly qualified nominees by executing and returning the BLUE proxy card.

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About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants. The San Francisco-based firm is 100% employee-owned.

Additional Information and Where to Find It

VOCE CATALYST PARTNERS LP, VOCE CAPITAL MANAGEMENT LLC, VOCE CAPITAL LLC, JARL BERNTZEN, MICHAEL J. MCCONNELL AND J. DANIEL PLANTS (TOGETHER, THE “PARTICIPANTS”) HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON SCHEDULE 14A ON MAY 9, 2016 A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS’ SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF FBR & CO. (THE “COMPANY”) FOR USE AT THE COMPANY’S 2016 ANNUAL MEETING OF SHAREHOLDERS (THE “PROXY SOLICITATION”).

ALL SHAREHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND THE ACCOMPANYING PROXY CARD ARE AVAILABLE, ALONG WITH OTHER RELEVANT DOCUMENTS (WHEN THEY BECOME AVAILABLE), AT NO CHARGE ON THE SEC’S WEBSITE AT http://www.sec.gov/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN ANNEXES I AND II TO THE DEFINITIVE PROXY STATEMENT FILED BY THE PARTICIPANTS WITH THE SEC ON MAY 9, 2016. THIS DOCUMENT CAN BE OBTAINED AT NO CHARGE ON THE SEC’S WEBSITE AT http://www.sec.gov/.

Media Contact:
Sloane & Company
Dan Zacchei/Joseph Germani
(212) 486-9500

Investor Contact:
Georgeson LLC
David S. Drake, President
(212) 440-9861